UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:** ───────────────
- ☐ **Form C/A: Amendment to Offering Statement:**───────────
    - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: Blue Cord Farms, INC

Legal status of issuer:

     Form: Corporation

     Jurisdiction of Incorporation/Organization: Delaware

     Date of organization):   6/22/2017

Physical address of issuer: 2061 Le Mans Dr Carrollton, TX 75006

Website of issuer: bluecordfarms.com

Name of intermediary through which the offering will be conducted: FUNADANNA (TRUCROWD, INC)

CIK number of intermediary: 0001667145

SEC file number of intermediary: 007-00015

CRD number, if applicable, of intermediary: ─────────────

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary will get paid a success fee of 8% less $3,500 already paid.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Simple Agreement for Future Equity AND Revenue Participation.

Target number of securities to be offered: 2,000

Price (or method for determining price): $10 per Unit of SAFE+REV

Target offering amount: $20,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description: ─────────────

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: 02/28/2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:			*0*	
Total Assets:	Most recent fiscal year-end:	$2,600	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$2,600	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$7,957	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Blue Cord Farms, Inc
(Issuer)

By Robert Head, CEO

X *Robert Head*
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X *Robert Head*
(Signature)

CEO
(Title)
11/3/2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity
AND Revenue Participation**) at $10.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

THE COMPANY

1.   Name of issuer: Blue Cord Farms, INC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain:

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity
AND Revenue Participation**) at $10.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Austin Zamahiriri   Dates of Board Service: 5/20/2017

Principal Occupation: Food and Beverage manager
Employer: PF Changs   Dates of Service: 11/2006- present
Employer's principal business: Food and Beverage

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Director of Marketing   Dates of Service: 5/20/2017- present
Position: Dates of Service:
Position: Dates of Service:

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Robert Head

Title: CEO   Dates of Service: 1/15/2017- present

Responsibilities: Plan and execute business plan, disperse funds, and negotiate deals.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: Consultant (6 month term)   Dates of Service: 5/20/2015- 11/20/2015

Responsibilities: Expand business and introduce new clients

Position: Consultant   Dates of Service: 5/2016-8-2017

Responsibilities: Create programs, link companies up, supply chain.

Position: Operations NCO   Dates of Service: 2002-2007

Responsibilities: Create HQ SOP, intel briefing, Oversee administration for company.

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: RIM Enterprise
Employer's principal business: Aviation
Title: Consultant   Dates of Service: 5/2015-11/2015
Responsibilities:

Employer: Blue Inc
Employer's principal business: Aviation
Title: Consultant   Dates of Service: 8/2016- present
Responsibilities:

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Robert Head	765 Common stock	**51 %**
Mat Ladroga	300 Common stock	**20 %**

BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Problem
There is a new gold rush in the US. Our opportunity to participate in this new industry is in the State of Maine. With a majority vote "Yes" for Question 1, it was revealed that there are thousands of people who support medical Cannabis use in Maine. That's tens of thousands of potential customers for our clients (Growers) in the state of Maine. With enough investment, we will be able to help various businesses meet the demand set forth by the majority of voters in the 2016 election.

Solution
Our solution is simple: We will become the main partner for growers (with an operational license) in Maine, we will buy the real estate they need, and we will provide the workforce they will need. In this way, we will run the business, they will grow. This is a good combination, as the growers can focus on the farm while we run the business side. Blue Cord Farms does not want to be in a business that touches the plant.

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$20,000	$16,500
Maximum Amount	107,000	$1,070,000	$973,700

In addition, we will build a Social Club. The Social Club will be a place that will mimic a coffee/wine bar atmosphere. The Club will focus on community and veterans outreach. By working with our local community and supporting local vets we offer two large benefits;

- the tax dollars we will generate, and
- the close ties we will generate by working with veterans to reach our community.

Market

- *Size:* According to the United States Census Bureau, Maine has a total population of 1.329 million people. The most recent Gallup Poll conducted in August 2016, suggests that 13% of the national populace regularly consumes, while another 43 % claimed to have used it once in their lifetime. While these numbers may be quite liberal for some states like Texas or Florida, they are conservative for a state like Maine, which has had legal medical Cannabis for nearly 2 decades. Data from the Maine Medical Marijuana Program claims over 24,000 medical cardholders. Therefore, it is safe to count a total market reach within the state at approximately 750,000 regular and potential consumers.

Growth Potential: Before we can accurately analyze growth, we must take note of how the use of Cannabis has impacted new markets with pre-existing medical programs.

If we apply these statistics in correlation to the 5% medical cannabis YOY growth, the following 7-year projections of cannabis consumption in Maine can be expected:



Competition

As of now, there is no competition with our business model. However, there are other companies that any of our clients may have to compete with.

There are 8 licensed medical dispensaries run by 5 different companies currently operating within the state. They are our most direct form of competition in the open free market.

1. **Wellness Connection:** Perhaps the most dominant medical Cannabis company in Maine. Established in 2011, they operate four state-licensed medical cannabis dispensaries in Bath, Brewer, Gardiner and Portland. WC has a long-standing relationship with the legalization movement. Wellness has donated heavily into Medical Caregivers of Maine and led the culture change from an industry perspective. They are estimated to control between 40% and 50% of the current medical market.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

    2. **Maine Organic Therapy:** Operating out of Ellsworth, this organization may be the most direct competitor as their business is closest in proximity to Pleasant Mountain farm. They specialize in customer service mastery and education. They too, have donated financially to the recreation legalization movement. They own approximately 5-7% of the medical market.

    3. **Canuvo Incorporated:** Canuvo was established in 2011, and are located in Biddeford. Canuvo cultivates, manufactures, and retails all their own products. The owner is Glenn Patterson who is also Vice President of the Maine Association of Dispensary Operators and current Board Member for the National Cannabis Industry Association. Canuvo currently maintains a healthy 10% market share.

    4. **Safe Alternatives of Maine:** Safe Alternatives is a Maine non-profit medicinal facility. They are located in Aroostook County. This is truly a small business. They possess a small niche market in the Deep North of the state at about 1-3% market share.

    5. **Remedy Compassion Center:** This business was created in 2010 in Auburn. They are the first state-licensed medical dispensary not only in Maine, but also east of Colorado. As a nationally recognized brand name, RCC possesses 15% Market share.

External Competitive Factors: There is little doubt that a new and developing market will bring other visitors from outside the state. The biggest potential newcomers are primarily located in Boston. These are cannabis dispensaries already established and look to expand their sphere of influence throughout greater New England as Massachusetts is under the same recreational regulation moratorium as Maine. Though this threat is not great or immediate, groups like Patriot Care are mobilizing for the chance.

Why Us?

What makes Blue Cord Farms, Inc. unique is our structure. We are a Medical Cannabis and Hemp consulting company with the goal of providing the real estate, technology, business support, and employees to various clients.

This structure allows for less liability and more flexibility with the companies working together.

The industry is full of potential to grow and expand into a multi-billion dollar industry and Maine is a great place to start. We see what potential Maine has and the structure we have in place will allow for us to expand, which will create more jobs and more investment opportunities. We can give entrepreneurs a platform to grow by expanding the medical consumption social club to other cities.

Expectations

Forecast

We are not expecting to make a profit in 2018, as that is a build up year. Our existing clients are projecting to open by February 2018 and expect to make a profit of $1,500,000 the first year and $3,400,000 for 2019. That is a 42% profit the first year and a 60% profit the second year. This assumes our clients will be able to grow 2,000 lbs a year with a selling price of $200 an ounce.

Each of the co-founders will draw a small salary while hiring one or two higher salary employees who will assist with promoting the business and detailing our licensing SOP.

We took the opportunity to partner with farming companies to reduce costs. Our earning potential will help our clients raise their production rate and implement a lean process. A data collection ERP system called "Folio Grow" will be a part of that lean process.

Financial Highlights by Year

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**



RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) **This is a brand-new company.** We were formed in 2017, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

(2) **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

(3) **As a new company we have a limited operating history.** The Company was organized on May 5, 2017. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

(4) **You can lose 100% of your investment.** Many small business startups like the Blue Cord Farms Inc fail. Blue Cord Farms Inc is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

(5) **Risks Associated with an Investment in Securities**
Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

(6) **Inadequacy of funds**
The company is thinly capitalized. If only a fraction of this offering is sold, or if certain assumptions contained in our business plan prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the company's business plans. If expenses and anticipated use of funds exceed those anticipated by the Company, there may be insufficient funds to pay back the investors' loans.

(7) **Control by Majority Stockholder.**
The Company's majority owner is Robert Head. Investors will not be able to control the management of the Company

(8) **We are subject to government regulations.**
Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

(9) **Our operating costs are unpredictable.**

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Blue Cord Farms or any of our products would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

(10) **Certain future relationships have not been established**.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

MARIJUANA INDUSTRY RISK FACTORS

Our proposed Company is highly dependent on state and federal laws pertaining to the Cannabis Industry. Any number of events or occurrences could slow or halt legalization progress altogether in the Cannabis Industry. While progress within the cannabis industry channel is currently encouraging, growth is not assured. While there appears to be Government actions could result in the Company's products and services being unavailable in certain geographic regions, harming future growth potential in those regions.

Risks of Regulatory Uncertainty: The Company plans to operate in a sector that is at a regulatory frontier. The Company may rely on newly established regulations in multiple jurisdictions, either as legal basis for the sale of their own products, or as the legal basis for the sale of products upon which the business depends. These regulations are rapidly evolving and are subject to change with minimal notice. Regulatory changes may adversely affect the ability of the Company to operate or cause the Company to cease operations entirely.
Currently there is an evolving legal landscape with confusing and vague legislation that varies from state to state. The requirements to legally grow, distribute, prescribe, and use cannabis for either medical or recreational purposes vary by country, state, and county. It is possible that the Company may inadvertently violate legal statues in one or more jurisdictions in which they operate. Cease and desist requirements from one jurisdiction could negatively impact other affiliated businesses and properties in that or other jurisdictions. In addition, these requirements are constantly changing, and the impact of any such changes on the business of the Company is uncertain. The failure by the Company to comply with relevant regulations could negatively affect the Company's performance.

Risks Associated With The Availability Of Financial Services: Financial service firms may refuse to provide services to the Company. Due to cannabis' status in the U.S. as a federally illegal Schedule I Narcotic and its long association with criminal activity globally, banks and other financial services firms often refuse to provide standard merchant services (such as checking or savings accounts, credit card processing, or business loans) to businesses that are in any way connected to the cannabis industry. This is currently a major problem faced by cannabis related businesses. Even when those services are offered, they may be revoked at any time, for any reason, with limited notice, and no recourse. Despite their best efforts, the Company may fail to obtain, or may lose access to, the financial services essential to successfully execute their business plans. Such a failure or loss could adversely affect the success of the Company.

Risks Of Historically Illegal Products: The Company's operations will involve historically illegal products and activities. Federal law has prohibited the use of cannabis since 1935. In 1973, President Nixon created the Drug

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Enforcement Administration (DEA). The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug, which is viewed as highly addictive and having no medical value. Doctors may not prescribe cannabis for medical use under federal law; however, they can recommend its use under the First Amendment. Only recently has legislation indicated that federal authorities will not actively pursue legal action against medical cannabis producers and dispensaries in states where medical cannabis has been legalized. Any such legislation could become the subject of legal challenges. Even outside of illegal cannabis substances, there has been historical prohibitions and enforcement of sales cannabis paraphernalia and other products that are related to the use of cannabis, even if susceptible of other uses. Any association or relationship with the Cannabis Industry could have a material adverse effect on the Company.

Cannabis Business Taxation: As states trend towards decriminalization and legalization of medical and recreational marijuana, the impact of I.R.C. §280E is becoming more and more relevant. I.R.C. § 280E, titled "Expenditures in connection with the illegal sale of drugs," states: "No deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted." Investors should carefully assess with competent tax professionals the potential tax ramifications of an investment in our Company.

State Laws May Impact Investor Participation: Investors in the Company should carefully review with appropriate legal or other knowledgeable professionals the capacity for them to engage in purchasing Shares in compliance with State laws. Certain States may have laws that preclude a State resident from participating in an investment in a Company that operates in the cannabis industry. It is the investor's sole responsibility to ensure they are legally allowed to invest in the Company's Shares.


THE BOTTOM LINE:
If we do well, the stock should do well also, yet life offers no guarantees, and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

Please only invest what you can afford to lose.

THE OFFERING


9.   What is the purpose of this offering?

Our goal is to raise money to purchase land, consultants, and construct greenhouses to rent to licensed growers.

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	*If Maximum Offering Amount Sold*
Total Proceeds	**$20,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$3,500	$96,300
Net Proceeds	**$16,500**	**$973,700**
Use of Net Proceeds		
A. Advertising	$16,500	$100,000
B. Dry Room		$4,000
C. Buildings		$473,700
D. CPAs		$2,500
E. Licensing		$25,000
F. Security Cameras/ Monitoring		$10,000
G. Legal Representation		$5,000
I. Office Supplies		$10,000
J. Software		$8,500
K. Travel		$45,000
L. Payroll		$200,000
M. Working Capital		$90,000
Total Use of Net Proceeds	**$16,500**	**$973,700**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings or break the escrow (if multiple closings), the company will engage Colonial Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at

11/03/2017
FP: truCrowd

Open until: *02/28/2018*



Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Security offered for sale	**SAFE+REV** (TM) **(Simple Agreement for Future Equity plus Revenue Participation)**
Valuation Cap	$6,000,000
Discount Rate	N/A
MFN Provision	No.
Anti-Dilution Rights	No.
TARGET number of SAFE+REV Units(TM)	2,000
Maximum number of SAFE+REV Units(TM)	107,000
Purchase price per SAFE+REV Unit(TM)	$10
Minimum SAFE+REV Units(TM) per investor	10
Offering deadline	February 28, 2018
Use of proceeds	See page 10
Revenue Participation	Yes
Offering Gross Revenue Participation Percentage	10%
Total Per Unit Target Defined Return (from each Class A Revenue Share Unit)	$30
Measurement Period Start	1/1/2019
Measurement Period END	12/31/2059

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

	# Of Units	**Total Proceeds**	**Net Proceeds**
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation) **at $10.00 per Unit**

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

None of the terms of the offering can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:			☐ Yes ☐ No	☐ Yes ☐ No Specify:
	1,500	1,065	☑ Yes ☐ No	☐ Yes ☐ No

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities offered (SAFE+REV) rights cannot be modified whatsoever by the rights of the securities existent before the offering.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

There is no way the securities offered for sale can by changed by exercising the rights of the principal shareholders from Q #6.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



11/03/2017
FP: truCrowd



Open until: ***02/28/2018***

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Valuation Average Weights

Weights
of the 5 methods
26%
28%
11%
17%
18%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (26%), Check-list (26%), Venture Capital 11%), DCF- Long Term Growth (17%), and DCF with Multiples (16%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre-money **$6,000,000** we use this number as the **Valuation Cap** for the SAFE part of the SAFE+REV.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$20,000	$16,500
Maximum Amount	107,000	$1,070,000	$973,700

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.	What are the risks to purchasers associated with corporate actions including:

☐	**Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐	**Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from securities-holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐	**A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐	**Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.	Describe the material terms of any indebtedness of the issuer:

None.

25.	What other exempt offerings has the issuer conducted within the past three years?

None.

26.	Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None to all for options.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Blue Cord Farms, Inc was incorporated in June 2017 therefore the are no operations. The founders contributed $10,000 in cash.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Blue Cord Farms Inc
Financial Statements
For the Period Ended July 31, 2017

Contents

11/03/2017
FP: truCrowd



Open until: ***02/28/2018***

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity AND Revenue Participation) at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Independent Accountant's Review Report

The Board of Directors
Blue Cord Farms Inc

I have reviewed the accompanying balance sheet of Blue Cord Farms Inc (the Company) as of July 31, 2017, and the related statement of operations, changes in stockholders' equity, and cash flow for the seven months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona Hamza

Plano, Texas
August 1, 2017

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Blue Cord Farms Inc
Balance Sheet

	July 31, 2017
Assets	
Current assets:	
Cash and cash equivalents	$ 2,600
Total current assets	2,600
Other assets	-
Total assets	$ 2,600
Liabilities and partners' equity (Deficit)	
Current liabilities:	
Accrued Expenses	$ 800
Loan due to shareholder	7,157
Total current liabilities	7,957
Other long-term liabilities	–
Total liabilities	7,957
Stockholders' equity (deficit):	
Common Stock, par value $0.01:	
Authorized Shares – 1,500	
Issued and outstanding shares, 1,065	11
Additional Paid-in capital	-
Retained deficit	(5,368)
Total stockholders' deficit	(5,357)
Total liabilities and stockholders' deficit	$ 2,600

See accompanying notes.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity AND Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	107,000	$1,070,000	$973,700

Blue Cord Farms Inc
Statements of Operations

	July 31, 2017
Revenues	$ -
Expenses:	
Other Start-up costs	168
Professional fees	4,300
Seminars	400
Travel and meals	500
Total operating expenses	5,368
Net income (Loss)	$ (5,368)

See accompanying notes.

Blue Cord Farms Inc
Statements of Changes in Stockholders' Deficit

	Common Stock, $.01 Par	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Deficit
Balance at December 31, 2016	$ -	$ -	$ -	$ -
Common stock issued	11	-	-	11
Net Loss			(5,368)	(5,368)
Balance at July 31, 2017	$ 11	$ -	$ (5,368)	$ (5,357)

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity
AND Revenue Participation**) at $10.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	107,000	$1,070,000	$973,700

Blue Cord Farms Inc
Statements of Cash Flow

	July 31, 2017
Operating activities	
Cash receipt from customers	$ -
Cash paid for operating expenses	(4,568)
Net cash used by operating activities	(4,568)
Investing activities	
Purchase of property plant and equipment	-
Net cash used in investing activities	-
Financing activities	
Loan due to Shareholders	7,157
Proceeds from capital contributed	11
Net cash provided by financing activities	7,168
Net increase in cash and cash equivalents	2,600
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 2,600

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Blue Cord Farms Inc
Notes to Financial Statements
July 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Blue Cord Farms, Inc (the Company), a veteran owned operation, is planning to be a consultant for medical Cannabis and Hemp businesses. As of now, the Company identified two clients: Pleasant Mountain Medicine- a medical cannabis company in Maine that has been in business for 3 years and Blue Cord Homes- a real estate company. In addition to managing the staffing, marketing and sales of the Pleasant Mountain Medicine, the Company intends to grow the business beyond medical use. On November 8, 2016 Maine joined eight other states to have legalized the recreational use, retail sale and taxation of cannabis (marijuana). This law allows the Company to operate a social club, a place that will represent a coffee/wine bar atmosphere and will primarily offer extractions, edibles, and flower that will be handed out by a "Budtender". There will be a small fee to all members for yearly membership, as well as opportunities to rent out the club for parties and meetings. Eventually, the Company will sell their expertise to operate a social club to other potential clients.

The Company has picked out a 9 acres land with two buildings for their social club. Their client -Blue Cord Homes will purchase the land and buildings for their social club and lease it back to the Company.

The Company recognizes that cannabis plants are their source of income, accordingly, their client – Pleasant Mountain Medicine intends to maximize the output by utilizing a building with 3,000 sq. ft. of grow room. This will allow for roughly 2,000 plants to be grown and net 2,000 pounds yearly. At the current rate of $270 an ounce, the Company would be able to secure $8,000,000 of product. This product will be used for social club first and then the other dispensaries.

The data collections system that the Pleasant Mountain Medicine uses to track their plants is a state of the art ERP system that can allow them to both track individual plants and workers along with viewing the industry as a whole through anonymous data sharing.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

As of the issuance of these financials, there were two shareholders where one shareholder owns 51% of the shares.

3. Commitments and Contingencies

As of July 31, 2017, the Company has no commitments or contingencies.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:



OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity AND Revenue Participation) at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

      (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

      (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      (i)   at the time of the filing of this offering statement bars the person from:
           (A)   association with an entity regulated by such commission, authority, agency or officer?
                ☐ Yes ☑ No
           (B)   engaging in the business of securities, insurance or banking?
                ☐ Yes ☑ No
           (C)   engaging in savings association or credit union activities?
                 ☐ Yes ☑ No
      (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$20,000	$16,500
Maximum Amount	107,000	$1,070,000	$973,700

☐ Yes ☑ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 10th of the next year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: bluecordfarms.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7

11/03/2017

FP:

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity AND Revenue Participation) at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$20,000	$16,500
Maximum Amount	107,000	$1,070,000	$973,700

U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

      10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

      (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

      (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

      (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;
and

      (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

      (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ (herein referred to as "Investor") and Blue Cord Farms, Inc (herein referred to as "Issuer/Company", "Issuer", and "Company") for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

    (A) $_____ purchase amount of the equity more fully described in the attached Exhibit A,


and


    (B) _____ Class A Revenue Share Unit(s) more fully described in the attached Exhibit B.

    Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of Delaware, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+REV Agreement, in which case this SAFE+REV Agreement shall prevail. In the event of any conflict between Exhibit A and Exhibit B, Exhibit B will prevail.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], Blue Cord Farms, Inc a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $6,000,000.

The "**Discount Rate**" is N/A

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) <u>**Dissolution Event**</u>. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) <u>**Termination**</u>. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity AND Revenue Participation) at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

Exhibit B: Revenue Participation Rights Agreement
THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.
This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor".
Issuer: Blur Cord Farms, Inc a Delaware corporation is herein referred to as the "Issuer".

Number of Units to Investor: Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor.

Offering Metrics:
o   Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".
o   The "Offering Gross Revenue Participation Percentage" 10%
o   The "Measurement Period" is that period of time commencing on 1/1/2019 and ending on 12/31/2059
o   The "Total Per Unit Target Defined Return" is $30
For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

1.   Calculation of Each RevShare. Each RevShare shall be calculated as follows:
·   Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"
·   Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Target Defined Return.
2.   Annual Payment of RevShares. On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

11/03/2017
FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Target Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and

11/03/2017

FP:  truCrowd

Open until: *02/28/2018*

Blue Cord Farms, INC
2061 Le Mans Dr
Carrollton, TX 75006
469-744-9951

OFFERING STATEMENT

10,000 Units of SAFE+REV (Simple Agreement for Future Equity **AND** Revenue Participation**) at $10.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$20,000**	**$16,500**
Maximum Amount	**107,000**	**$1,070,000**	**$973,700**

any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____